EXHIBIT 99.1

IIJ Announces Nine Months Financial Results for the Fiscal Year Ending March 31, 2019

TOKYO, Feb. 07, 2019 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ" NASDAQ:IIJI, TSE:3774) today announced its nine months consolidated financial results for the fiscal year ending March 31, 2019 (“1Q-3Q18” from April 1, 2018 to December 31, 2018).1

Highlights of Financial Results for 1Q-3Q18

Revenues	JPY139.4 billion (up 9.2% YoY2)
Gross Margin	JPY22.0 billion (up 11.4% YoY)
Operating Income	JPY5.1 billion (up 36.0% YoY)
Adjusted Income before Income Tax Expense[3]	JPY5.1 billion (up 35.7% YoY)
Adjusted Net Income attributable to IIJ[3]	JPY3.1 billion (up 35.2% YoY)

Highlights of Financial Results for 3Q18 (3 months)

Revenues	JPY48.4 billion (up 8.5% YoY)
Gross Margin	JPY7.9 billion (up 17.8% YoY)
Operating Income	JPY2.2 billion (up 52.3% YoY)
Adjusted Income before Income Tax Expense3	JPY2.2 billion (up 53.1% YoY)
Adjusted Net Income attributable to IIJ[3]	JPY1.4 billion (up 54.9% YoY)

Financial Targets for FY2018

Revenues	JPY190.0 billion (up 7.9% YoY)
Gross Margin	JPY29.8 billion (up 5.6% YoY)
Operating Income	JPY7.0 billion (up 3.5% YoY)
Annual Cash Dividend	JPY27.00 per common share

Overview of 1Q-3Q18 Financial Results and Business Outlook
“Our focus of this fiscal year has been enhancing invested assets and existing network services to bring more value and accumulate revenue stronger. We believe this strategy has been successful as seen in our financial results. Nine months total revenue and operating income for the fiscal year ending March 31, 2019 grew by 9.2% and by 36.0% year over year respectively; stronger than our initial expectation. Supported by favorable IT demands and our wide range of network service offerings, we were able to continuously accumulate revenues. Recurring revenues, which 1Q-3Q18 revenue was 85.2% of the total revenue, grew by 10.2% year over year. Security services, which 1Q-3Q18 revenue increased by 16.5% year over year, in particular led the growth. Operating income growth was achieved with strong revenue growth, which translated into gross margin expansion for both network services and systems integration, as well as with systems integration gross margin ratio improvement, which was mainly due to high utilization rate of system engineers and absence of large unprofitable projects with enhanced quality control, absorbed an increase in cost including full-MVNO related fixed type cost. While our 1Q-3Q18 results were stronger than planned, our full year financial targets remain unchanged mainly due to uncertainty about how much NTT Docomo’s interconnectivity charge for our MVNO network decrease, which is revised annually and usually fixed at the end of March by NTT Docomo under a certain calculation method,” said Eijiro Katsu, COO and President of IIJ.

“As for business developments, we’ve been upgrading existing network services’ function. For security, we’ve renewed our virtual desktop services, to which demands are increasing along with Work Style Reform trend in Japan, to handle large number of concurrent user-connections. As for full-MVNO, we’ve been accumulating revenues accordingly with our plan by leveraging SIM life cycle management function4 to attract IoT projects as well as foreign tourists visiting Japan with prepaid SIM cards.5 Despite the tough competition for domestic consumer mobile market, we increased our total mobile subscription to 2.6 million by keep focusing on MVNE6 and corporates’ targeted strategy. In January, we also launched chip SIM7 services which enables us to acquire more IoT projects and enterprise mobile projects. Lastly, DeCurret, our equity method investee for fintech business, completed systems developments and is ready to offer cryptocurrency exchange services soon after they are registered as a service vendor,”8 said Koichi Suzuki, founder, CEO and Chairman of IIJ.

“Following the accounting method revision of U.S. GAAP, we recorded unrealized loss of JPY2.95 billion on holding marketable equity securities, to which we have balance of accumulated unrealized gain JPY4.6 billion on our balance sheet as of December 31, 2018, as their share price significantly dropped along with overall stock market volatility. Due to the revision, at the beginning of this fiscal year, we had to reclassify unrealized gains of JPY5.1 billion to retained earnings without recognizing unrealized gains as profit on a consolidated statement of income. From 1Q18, we record gains/losses due to fluctuations of fair value as “other income (expenses)” on our consolidated statements of income every quarter. Since this loss is not at all related to our business operation but simply a matter of accounting and is not affected our cash flows, our cash dividend target remain unchanged. As disclosed today, we’ll voluntarily adopt IFRS (International Financial Reporting Standards) from the filing of our FY2018 annual report “Yuka-Shoken-Houkokusho” and with IFRS, we expect to have no P/L impact of above mentioned unrealized loss as we recognize fluctuation of fair value of our holding marketable equity securities as “other comprehensive income” under IFRS. We also disclosed our plan to delist our American Depositary Shares (“ADSs”) from the U.S. NASDAQ Stock Market and terminate registration with the U.S. Security and Exchange Commission. We will continue to disclose financial statements and other important information in English on our website in a timely manner to ensure overseas shareholders and investors to have appropriate information about us. After the delisting, we intend to maintain our American Depositary Receipts Program in the U.S. and we anticipate that our ADSs will continue to be traded in the U.S. on over-the-counter market,” concluded Katsu.

  Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP, unaudited and consolidated.
  YoY is an abbreviation for year over year change.
  “Adjusted income before income tax expense” and “adjusted net income attributable to IIJ” exclude gains/losses on equity securities and funds to which accounting policies were changed due to revision of U.S. GAAP.
  SIM life cycle management is a function allowing users to switch status of SIMs from/to activated and suspended remotely.
  Tourists can purchase our SIM cards in their home countries and as soon as they arrive at Japanese airports, they can start using our mobile services.
  MVNE is an abbreviation of Mobile Virtual Network Enabler. MVNE provides mobile infrastructure and necessary services to MVNOs.
  Small-sized SIM card with the features of corresponding to a wide range of temperature environments, vibration resistance, corrosion resistance etc.
  In Japan, in order to operate cryptocurrency related business such as exchange and settlement, registration by Japan’s Financial Service Agency is required.

1Q-3Q18 Financial Results Summary

Operating Results Summary
	1Q-3Q17	1Q-3Q18	YoY Change
	JPY millions	JPY millions	%
Total revenues	127,612	139,382	9.2
Network services	80,000	88,044	10.1
Systems integration (SI)	42,301	44,761	5.8
Equipment sales	2,275	3,485	53.2
ATM operation business	3,036	3,092	1.8
Total costs	107,856	117,368	8.8
Network services	66,109	73,772	11.6
Systems integration (SI)	37,898	38,801	2.4
Equipment sales	2,053	3,057	48.8
ATM operation business	1,796	1,738	(3.2)
Total gross margin	19,756	22,014	11.4
Network services	13,891	14,272	2.7
Systems integration (SI)	4,403	5,960	35.4
Equipment sales	222	428	93.0
ATM operation business	1,240	1,354	9.1
SG&A expenses and R&D	15,980	16,878	5.6
Operating income	3,776	5,136	36.0
Income before income tax expense	4,329	2,460	(43.2)
Net income attributable to IIJ	2,688	1,299	(51.7)

Segment Results Summary
	1Q-3Q17	1Q-3Q18
	JPY millions	JPY millions
Total revenues	127,612	139,382
Network services and SI business	124,835	136,566
ATM operation business	3,036	3,092
Elimination	(259)	(276)
Operating income	3,776	5,136
Network service and SI business	2,782	4,084
ATM operation business	1,123	1,209
Elimination	(129)	(157)

We have omitted segment analysis because most of our revenues are dominated by network services and systems integration (SI) business.

1Q-3Q18 Revenues and Income

Revenues

Total revenues were JPY139,382 million, up 9.2% YoY (JPY127,612 million for 1Q-3Q17).

Network services revenue was JPY88,044 million, up 10.1% YoY (JPY80,000 million for 1Q-3Q17).

Revenues for Internet connectivity services for enterprise were JPY24,406 million, up 19.5% YoY from JPY20,418 million for 1Q-3Q17, mainly due to an increase in mobile-related services revenues along with an expansion of MVNE business clients’ transactions.

Revenues for Internet connectivity services for consumers were JPY18,904 million, up 1.1% YoY from JPY18,707 million for 1Q-3Q17. The revenue growth mainly due to “IIJmio Mobile Service,” consumer mobile services which offer inexpensive data communication and voice services with SIMs, offset revenue decrease due to divesture of a former subsidiary, hi-ho in December 2017.

Revenues for WAN services were JPY23,240 million, up 7.2% YoY compared to JPY21,676 million for 1Q-3Q17, mainly due to the revenue growth along with order accumulation.

Revenues for Outsourcing services were JPY21,494 million, up 12.0% YoY from JPY19,199 million for 1Q-3Q17, mainly due to an increase in security-related services revenues.

Network Services Revenues Breakdown (*)
	1Q-3Q17	1Q-3Q18	YoY Change
	JPY millions	JPY millions	%
Total network services	80,000	88,044	10.1
Internet connectivity services (enterprise)	20,418	24,406	19.5
IP services (including data center connectivity services)	7,553	7,890	4.5
IIJ Mobile services	10,436	14,129	35.4
IIJ Mobile MVNO Platform Service	7,742	10,651	37.6
Others	2,429	2,387	(1.7)
Internet connectivity services (consumer)	18,707	18,904	1.1
IIJ	17,394	18,904	8.7
IIJmio Mobile Service	15,342	16,862	9.9
hi-ho	1,313	-	-
WAN services	21,676	23,240	7.2
Outsourcing services	19,199	21,494	12.0
(*) From 1Q18, “IIJ FiberAccess/F and IIJ DSL/F” which was formerly classified under “Internet connectivity services (enterprise)” is now added to “Others.”

Number of Contracts and Subscription for Connectivity Services*1,*2
	As of December 31, 2017	As of December 31, 2018	YoY Change
Internet connectivity services (enterprise)	1,246,898	1,664,519	417,621
IP service (greater than or equal to 1Gbps, including data center connectivity)	704	748	44
IP service (less than 1Gbps)	1,270	1,300	30
IIJ Mobile Services	1,173,563	1,583,905	410,342
IIJ Mobile MVNO Platform Service	744,332	998,892	254,560
Others	71,361	78,566	7,205
Internet connectivity services (consumer)	1,349,664	1,391,322	41,658
IIJ	1,349,664	1,391,322	41,658
IIJmio Mobile Service	986,767	1,048,855	62,088
Total contracted bandwidth (Gbps)*3	3,085.3	3,600.2	514.9
*1) Numbers in the table above show number of contracts except for “IIJ Mobile Services (enterprise),” “IIJ” and “hi-ho” which show number of subscriptions.
*2) From 1Q18, following changes are made to the breakdown of “Internet connectivity services (enterprise).”
i. “Data center connectivity services” is added to “IP services (1Gbps-)” and labeled it as “IP services (greater than or equal to 1Gbps, including data center connectivity services).”
ii. “IP services (100Mbps-999Mbps)” and “IP services (-99Mbps)” are now combined and labeled as “IP services (less than 1Gbps).”
iii. “IIJ FiberAccess/F and IIJ DSL/F” is added to “Others.”
*3) Total contracted bandwidth is calculated by multiplying number of contracts under “Internet connectivity services (enterprise), excluding mobile services” and the contracted bandwidths of the services respectively.

SI revenues were JPY44,761 million, up 5.8% YoY (JPY42,301 million for 1Q-3Q17).

Systems construction revenue, a one-time revenue, was JPY14,025 million, down 3.5% YoY (JPY14,530 million for 1Q-3Q17). Systems operation and maintenance revenue, a recurring revenue, was JPY30,736 million, up 10.7% YoY (JPY27,771 million for 1Q-3Q17), mainly due to continued accumulation of systems operation orders as well as an increase in private cloud services’ revenues.

Orders received for SI and equipment sales totaled JPY53,459 million, up 10.8% YoY (JPY48,228 million for 1Q-3Q17); orders received for systems construction and equipment sales were JPY 21,538 million, up 12.2% YoY (JPY19,201 million for 1Q-3Q17) and orders received for systems operation and maintenance were JPY31,921 million, up 10.0% YoY (JPY29,027 million for 1Q-3Q17).

Order backlog for SI and equipment sales as of December 31, 2018 amounted to JPY51,674 million, up 14.4% YoY (JPY45,153 million as of December 31, 2017); order backlog for systems construction and equipment sales was JPY10,892 million, up 13.8% YoY (JPY9,574 million as of December 31, 2017) and order backlog for systems operation and maintenance was JPY40,782 million, up 14.6% YoY (JPY35,579 million as of December 31, 2017).

Equipment sales revenues were JPY3,485 million, up 53.2% YoY (JPY2,275 million for 1Q-3Q17) mainly due to the increase in sales of mobile devices.

ATM operation business revenues were JPY3,092 million, up 1.8% YoY (JPY3,036 million for 1Q-3Q17). As of December 31, 2018, 1,146 ATMs have been placed.

Cost and expense

Total cost of revenues was JPY117,368 million, up 8.8% YoY (JPY107,856 million for 1Q-3Q17).

Cost of network services revenue was JPY73,772 million, up 11.6% YoY (JPY66,109 million for 1Q-3Q17). There were an increase in outsourcing-related costs along with our mobile-related revenue increase as well as full-MVNO related fixed-type costs along with the service launch, an increase in network operation-related costs, and an increase in circuit-related costs along with our WAN services revenue increase. Gross margin was JPY14,272 million, up 2.7% YoY (JPY13,891 million for 1Q-3Q17) and gross margin ratio was 16.2% (17.4% for 1Q-3Q17).

Cost of SI revenues was JPY38,801 million, up 2.4% YoY (JPY37,898 million for 1Q-3Q17). There were an increase in license fees along with increase in cloud-related revenues and network operation-related costs, and decreases in outsourcing-related costs along with decrease in our systems construction revenue. Gross margin was JPY5,960 million, up 35.4% YoY (JPY4,403 million for 1Q-3Q17) and gross margin ratio was 13.3% (10.4% for 1Q-3Q17).

Cost of equipment sales revenues was JPY3,057 million, up 48.8% YoY (JPY2,053 million for 1Q-3Q17). There was an increase in purchasing costs of mobile devices. Gross margin was JPY428 million (JPY222 million for 1Q-3Q17) and gross margin ratio was 12.3% (9.8% for 1Q-3Q17).

Cost of ATM operation business revenues was JPY1,738 million, down 3.2% YoY (JPY1,796 million for 1Q-3Q17). Gross margin was JPY1,354 million (JPY1,240 million for 1Q-3Q17) and gross margin ratio was 43.8% (40.8% for 1Q-3Q17).

SG&A and R&D expenses

SG&A and R&D expenses in total were JPY16,878 million, up 5.6% YoY (JPY15,980 million for 1Q-3Q17).

Sales and marketing expenses were JPY9,808 million, up 2.7% YoY (JPY9,551 million for 1Q-3Q17) mainly due to increases in personnel-related expenses and sales commission expenses.

General and administrative expenses were JPY6,717 million, up 10.7% YoY (JPY6,070 million for 1Q-3Q17) mainly due to increases in personnel-related expenses.

Research and development expenses were JPY353 million, down 1.6% YoY (JPY359 million for 1Q-3Q17).

Operating income

Operating income was JPY5,136 million, up 36.0% YoY (JPY3,776 million for 1Q-3Q17).

Other income (expenses)

Other income (expenses) was an expense of JPY2,676 million (an income of JPY553 million for 1Q-3Q17). It includes realized and unrealized loss on other investments of JPY2,642 million, to which accounting policies were changed under the revised U.S. GAAP effective from April 1, 2018, compared to realized gain of JPY569 million for 1Q-3Q17, miscellaneous income of JPY143 million (miscellaneous expenses of JPY23 million for 1Q-3Q17), dividend income of JPY96 million (JPY231 million for 1Q-3Q17), and interest expense of JPY298 million (JPY276 million for 1Q-3Q17).

Income before income tax expense

Income before income tax expense was JPY2,460 million, down 43.2% YoY (JPY4,329 million for 1Q-3Q17). When excludes realized and unrealized loss on other investments of JPY2,642 million, to which accounting policies were changed under the revised U.S. GAAP effective from April 1, 2018, compared to realized gain of JPY569 million for 1Q-3Q17, adjusted income before income tax expense was JPY5,102 million, up 35.7% YoY (JPY3,760 million for 1Q-3Q17).

Net income

Income tax expense was JPY961 million (JPY1,614 million for 1Q-3Q17).

Equity in net loss of equity method investees was JPY69 million (an income of JPY101 million for 1Q-3Q17) mainly due to equity in net loss of JPY272 million in DeCurret Inc.

As a result of the above, net income was JPY1,430 million, down 49.2% YoY (JPY2,816 million for 1Q-3Q17). When excludes net of tax amount of realized and unrealized loss on other investments of JPY1,810 million, to which accounting policies were changed under the revised U.S. GAAP effective from April 1, 2018, compared to net of tax amount of realized gain of JPY389 million for 1Q-3Q17, adjusted net income was JPY3,240 million, up 33.5% YoY (JPY2,427 million for 1Q-3Q17).

Net income attributable to IIJ

Net income attributable to non-controlling interests was JPY131 million (JPY128 million for 1Q-3Q17) related to net income of Trust Networks Inc.

Net income attributable to IIJ was JPY1,299 million, down 51.7% YoY (JPY2,688 million for 1Q-3Q17). When excludes net of tax amount of realized and unrealized loss on other investments of JPY1,810 million, to which accounting policies were changed under the revised U.S. GAAP effective from April 1, 2018, compared to net of tax amount of realized gain of JPY389 million for 1Q-3Q17, adjusted net income attributable to IIJ was JPY3,109 million, up 35.2% YoY (JPY2,299 million for 1Q-3Q17).

Regarding the change in accounting methods on other investments

Following the revision of U.S. GAAP, from 1Q18, gains/losses on other investments due to fluctuations of fair value of holding marketable equity securities and funds are recorded as “realized and unrealized gain (loss) on other investments, net” in “other income (expenses)” on our consolidated statements of income (“P/L”).

For 1Q-3Q18, we recorded JPY2,642 million of “realized and unrealized loss on other investments, net,” of which unrealized loss on our holding marketable equity securities was JPY2,951 million.

Fair value of holding marketable equity securities as of March 31, 2018	JPY9,175 million
Fair value of holding marketable equity securities as of December 31, 2018	JPY6,224 million
Difference: 1Q-3Q18 unrealized loss on P/L	JPY2,951 million

Acquisition cost of holding marketable equity securities	JPY1,650 million
Fair value of holding marketable equity securities as of December 31, 2018	JPY6,224 million
Difference: Unrealized gain included in “other investments” on B/S as of December 31, 2018	JPY4,574 million

Please see below for detailed explanation on revision of U.S. GAAP related to holding marketable equity securities.

  As of March 31, 2018, we had balance of accumulated unrealized gains on holding marketable equity securities of JPY7,525 million. The net of tax amount of the unrealized gains, JPY5,079 million, was recorded as “accumulated other comprehensive income” on our consolidated balance sheet (“B/S”) as of March 31, 2018. Until the previous fiscal year, unrealized gains/losses of holding marketable equity securities had been recorded as the fluctuation of “accumulated other comprehensive income” on B/S without being recognized as profit on P/L.
  On B/S at the beginning of this fiscal year, the net of tax amount of the unrealized gains of JPY5,079 million as of March 31, 2018 was reclassified to “retained earnings.” The gains were never recognized as profit on P/L.
  After the above mentioned reclassification, gains/losses due to fluctuations of stock prices are recognized as “realized and unrealized gain (loss) on other investments, net” in “other income (expenses)” in every quarter.

For 1Q-3Q18, we recorded JPY309 million of realized and unrealized gain on investments other than marketable equity securities, such as funds that were available to be measured at fair value.

Please see below for detailed explanation on revision of U.S. GAAP related to funds that are available to be measured at fair value.

  As of March 31, 2018, value of such funds was recorded as assets in “other investments” under cost method. Its unrealized gain of JPY963 million was not recognized.
  On B/S at the beginning of this fiscal year, “other investments” was increased by JPY963 million and “retained earnings” was increased by JPY660 million which is the net of tax amount of the above mentioned unrealized gain. The gain was never recognized as profit of P/L.
  From 1Q18, fluctuation of fair values of such funds are recognized as “realized and unrealized gain (loss) on other investments, net” in “other income (expenses)” in every quarter.

Balance Sheets as of December 31, 2018

Balance sheets

As of December 31, 2018, the balance of total assets was JPY163,621 million, increased by JPY10,172 million from the balance as of March 31, 2018 of JPY153,449 million.

As of December 31, 2018, the balance of current assets was JPY79,175 million, increased by JPY11,990 million from the balance as of March 31, 2018 of JPY67,185 million. The major breakdown of current assets was: an increase in cash and cash equivalents by JPY7,475 million to JPY28,878 million, an increase in inventories by JPY3,034 million to JPY4,748 million, an increase in prepaid expenses by JPY2,316 million to JPY10,759 million and a decrease in accounts receivables by JPY1,215 million to JPY30,615 million. As of December 31, 2018, the balance of noncurrent assets was JPY84,446 million, decreased by JPY1,818 million from the balance as of March 31, 2018 of JPY86,264 million. The major breakdown of noncurrent assets was: other investment of JPY9,307 million, decreased by JPY2,067 million and property and equipment of JPY47,184 million, increased by JPY770 million. The major breakdown of fluctuation in other investments was: an increase by JPY963 million, which was the amount of unrealized gains on funds as of March 31, 2018 that recognized due to revision of U.S. GAAP at the beginning of FY2018, an decrease in marketable equity securities and funds that are available to be measured at fair value by JPY2,710 million due to fluctuation of fair value for 1Q-3Q18 and a decrease by JPY469 million due to benefit distribution from funds. As of December 31, 2018, the major breakdown of non-amortized intangible assets was JPY6,082 million in goodwill. The balance of amortized intangible assets, which was customer relationships, was JPY2,404 million, decreased by JPY267 million from the balance as of March 31, 2018 of JPY2,671 million.

As of December 31, 2018, the balance of current liabilities was JPY51,926 million, increased by JPY9,781 million from the balance as of March 31, 2018 of JPY42,145 million. The major breakdown of current liabilities was: an increase in accounts payable (trade and other) by JPY4,946 million to JPY21,346 million, an increase in short-term borrowings by JPY2,000 million to JPY11,250 million, an increase in deferred income—current by JPY1,693 million to JPY5,930 million, an increase in long-term borrowings—current portion by JPY1,500 million, which was reclassified from noncurrent, to JPY1,500 million, an increase in capital lease obligations-current portion by JPY668 million to JPY6,324 million, , and a decrease of income taxes payable by JPY1,333 million to JPY595 million. As of December 31, 2018, the balance of noncurrent liabilities was JPY36,494 million, decreased by JPY822 million from the balance as of March 31, 2018 of JPY37,315 million. The major breakdown of noncurrent liabilities was: an increase in capital lease obligations-noncurrent by JPY652 million to JPY11,572 million, an increase in deferred income—noncurrent by JPY592 million to JPY4,544 million, and a decrease in long-term borrowings by JPY1,500 million, which was the amount reclassified to current liabilities, to JPY14,000 million.

As of December 31, 2018, the major breakdown of IIJ shareholders’ equity was as follows. Accumulated other comprehensive income (loss) was a loss of JPY41 million as it decreased by JPY5,116 million (an income of JPY5,075 million as of March 31, 2018) mainly because of reclassification at the beginning of FY2018 to retained earnings by JPY5,079 million by revision of U.S. GAAP related to marketable equity securities; retained earnings was JPY14,608 million, increased by JPY6,203 million from March 31, 2018, mainly due to an increase by net income attributable to IIJ of JPY1,299 million, a decrease by dividend paid of JPY1,217 million and an increase at the beginning of FY2018 by JPY6,121 million due to revision of U.S. GAAP related to revenue recognition and other investments. As a result, the balance of total IIJ shareholders’ equity as of December 31, 2018 was JPY74,400 million, increased by JPY1,130 million from the balance as of March 31, 2018 of JPY73,270 million and IIJ shareholders’ equity ratio (total IIJ shareholders’ equity divided by total assets) as of December 31, 2018 was 45.5%.

1Q-3Q18 Cash Flows

Cash flows

Cash and cash equivalents as of December 31, 2018 were JPY28,878 million (JPY23,044 million as of December 31, 2017).

Net cash provided by operating activities for 1Q-3Q18 was JPY17,114 million (net cash provided by operating activities of JPY8,296 million for 1Q-3Q17). There were net income of JPY1,430 million, depreciation and amortization of JPY10,288 million, and adjustment of realized and unrealized loss on other investments, net of JPY2,642 million, which was mainly due to fluctuations in holding marketable equity securities. Regarding changes in operating assets and liabilities, it was net cash in of JPY3,355 million (net cash out of JPY3,486 million for 1Q-3Q17), mainly due to an increase in accounts payable and proceeds from customers, which resulted in a decrease in accounts receivable and an increase in deferred revenue, while the cash out increased due to an increase in inventories due to the increase in systems construction projects, an increase in prepaid expenses (including prepaid expense-noncurrent) in relation to upfront payment for maintenance cost for service facilities and software licenses and an increase in prepaid expenses for seasonal bonus payments to our employees.

Net cash used in investing activities for 1Q-3Q18 was JPY5,295 million (net cash used in investing activities of JPY8,272 million for 1Q-3Q17), mainly due to payments for purchase of property and equipment of JPY8,355 million (JPY11,785 million for 1Q-3Q17), proceeds from sales of property and equipment, which include sales and leaseback transactions, of JPY2,588 million (JPY2,757 million for 1Q-3Q17) and proceeds from sales of other investments, such as funds and nonmarketable equity securities, of JPY514 million (JPY616 million for 1Q-3Q17),

Net cash used in financing activities for 1Q-3Q18 was JPY4,374 million (net cash provided by financing activities of JPY1,049 million for 1Q-3Q17), mainly due to principal payments under capital leases of JPY4,795 million (JPY4,230 million for 1Q-3Q17), FY2017 year-end and FY2018 interim dividends payments of JPY1,217 million (JPY1,217 million for 1Q-3Q17) and increase in short-term borrowings of JPY2,000 million.

Future Prospects including FY2018 Financial Targets

Due to seasonal factors, our financial results tend to be large in fourth quarter every fiscal year. While 1Q-3Q18 total revenue and operating income were stronger than our initial plan, our full year financial targets for FY2018, announced on May 15, 2018, remain unchanged mainly because there is uncertainty about how much NTT Docomo’s interconnectivity charge for our MVNO network decrease from the last year. The charge, flat-rate per Mbps, is revised annually and is usually fixed at the end of March.

We disclosed our middle term plan for the period from FY2016 to FY2020 in our earnings results for FY2016 on May 13, 2016. Regarding our total revenue target of approximately JPY250 billion for the fiscal year ending March 31, 2021, while our business strategy progress and developments are in accordance with our plan, we now estimate it would be around JPY220 billion by mainly taking the followings into consideration: financial results by FY2018 and market expansion pace for enterprise IoT and cloud which is surely expanding but slower than our initial expectation.

FY2018 Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income attributable to IIJ in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	1Q-3Q17	1Q-3Q18
	JPY millions	JPY millions
Adjusted EBITDA	12,932	15,424
Depreciation and Amortization	(9,156)	(10,288)
Operating Income	3,776	5,136
Other Income (expenses)	553	(2,676)
Income Tax Expense	1,614	961
Equity in Net Income (loss) of Equity Method Investees	101	(69)
Net income	2,816	1,430
Less: Net income attributable to noncontrolling interests	(128)	(131)
Net Income attributable to IIJ	2,688	1,299

CAPEX
	1Q-3Q17	1Q-3Q18
	JPY millions	JPY millions
CAPEX, including capital leases	15,756	12,000
Acquisition of Assets by Entering into Capital Leases	5,625	6,118
Purchase of Property and Equipment	10,131	5,882

Presentation

Presentation materials will be posted on our web site (https://www.iij.ad.jp/en/ir/) on February 7, 2019.

About Internet Initiative Japan Inc.

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality Internet connectivity services, mobile services, security services, cloud computing services, and systems integration. Moreover, IIJ operates one of the largest Internet backbone networks in Japan that is connected to the United States, the United Kingdom and Asia. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

For inquiries, contact:

IIJ Investor Relations Tel: +81-3-5205-6500  E-mail: ir@iij.ad.jp  URL: https://www.iij.ad.jp/en/ir

Statements made in this press release regarding IIJ’s or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ’s and managements’ current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ’s actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ’s ability to maintain and increase revenues from higher-margin services such as outsourcing services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale equity securities; fluctuations of equity in net income (loss) of equity method investees; the impact of technological changes in its industry; IIJ’s ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ’s largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ’s filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

Internet Initiative Japan Inc.
Consolidated Balance Sheets (Unaudited)
(As of March 31, 2018 and December 31, 2018)

	As of March 31, 2018	As of December 31, 2018
	Thousands of JPY	Thousands of JPY
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	21,402,892	28,878,256
Accounts receivable, net of allowance for doubtful accounts of JPY 123,453 thousand and JPY 128,270 thousand at March 31, 2018 and December 31, 2018, respectively	31,830,882	30,615,490
Inventories	1,714,547	4,748,238
Prepaid expenses—current	8,442,981	10,759,410
Other current assets, net of allowance for doubtful accounts of JPY 720 thousand at March 31, 2018 and December 31, 2018, respectively	3,793,449	4,173,480
Total current assets	67,184,751	79,174,874
INVESTMENTS IN EQUITY METHOD INVESTEES	5,246,313	5,088,704
OTHER INVESTMENTS	11,374,442	9,307,272
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of JPY 55,470,955 thousand and JPY 61,489,998 thousand at March 31, 2018 and December 31, 2018, respectively	46,414,250	47,184,318
GOODWILL	6,082,472	6,082,472
OTHER INTANGIBLE ASSETS—Net	2,704,668	2,432,814
GUARANTEE DEPOSITS	3,422,443	3,385,260
DEFERRED TAX ASSETS—Noncurrent	183,808	426,030
NET INVESTMENT IN SALES-TYPE LEASES—Noncurrent	1,545,293	1,406,905
Prepaid expenses—Noncurrent	7,965,889	8,253,055
OTHER ASSETS, net of allowance for doubtful accounts of JPY 60,929 thousand and JPY 55,496 thousand at March 31, 2018 and December 31, 2018, respectively	1,324,490	879,448
TOTAL	153,448,819	163,621,152

	As of March 31, 2018	As of December 31, 2018
	Thousands of JPY	Thousands of JPY
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	9,250,000	11,250,000
Long-term borrowings—current portion	-	1,500,000
Capital lease obligations—current portion	5,655,875	6,324,126
Accounts payable—trade	14,950,920	20,939,760
Accounts payable—other	1,448,423	405,934
Income taxes payable	1,928,037	595,453
Accrued expenses	3,111,385	3,016,988
Deferred income—current	4,237,676	5,930,378
Other current liabilities	1,562,717	1,963,761
Total current liabilities	42,145,033	51,926,400
LONG-TERM BORROWINGS	15,500,000	14,000,000
CAPITAL LEASE OBLIGATIONS—Noncurrent	10,920,726	11,572,278
ACCRUED RETIREMENT AND PENSION COSTS—Noncurrent	3,724,634	3,909,421
DEFERRED TAX LIABILITIES—Noncurrent	688,787	268,852
DEFERRED INCOME—Noncurrent	3,952,279	4,544,081
OTHER NONCURRENT LIABILITIES	2,528,803	2,199,000
Total Liabilities	79,460,262	88,420,032
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common-stock—authorized, 75,520,000 shares; issued and outstanding, 46,713,800 and 46,721,400 shares at March 31, 2018 and December 31, 2018, respectively	25,511,804	25,518,712
Additional paid-in capital	36,175,937	36,211,612
Retained earnings	8,404,228	14,607,504
Accumulated other comprehensive income (loss)	5,074,872	(41,128)
Treasury stock—1,650,909 and 1,650,911 shares held by the company at March 31, 2018 and December 31, 2018, respectively	(1,896,784)	(1,896,788)
Total Internet Initiative Japan Inc. shareholders' equity	73,270,057	74,399,912
NONCONTROLLING INTERESTS	718,500	801,208
Total equity	73,988,557	75,201,120
TOTAL	153,448,819	163,621,152

Internet Initiative Japan Inc.
Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited)
(For the nine months ended December 31, 2017 and December 31, 2018)

	Nine Months Ended	Nine Months Ended
	December 31, 2017	December 31, 2018
	Thousands of JPY	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (enterprise)	20,417,963	24,405,998
Internet connectivity services (consumer)	18,707,332	18,904,289
WAN services	21,675,903	23,239,317
Outsourcing services	19,198,399	21,493,978
Total	79,999,597	88,043,582
Systems integration:
Systems construction	14,530,478	14,025,032
Systems operation and maintenance	27,770,579	30,736,360
Total	42,301,057	44,761,392
Equipment sales	2,275,363	3,484,885
ATM operation business	3,035,957	3,091,828
Total revenues	127,611,974	139,381,687
COSTS AND EXPENSES:
Cost of network services	66,109,118	73,771,885
Cost of systems integration	37,897,888	38,800,585
Cost of equipment sales	2,053,432	3,056,518
Cost of ATM operation business	1,795,912	1,738,376
Total costs	107,856,350	117,367,364
Sales and marketing	9,550,884	9,807,680
General and administrative	6,070,008	6,716,825
Research and development	359,125	353,517
Total costs and expenses	123,836,367	134,245,386
OPERATING INCOME	3,775,607	5,136,301
OTHER INCOME (EXPENSES):
Dividend income	230,784	95,589
Interest income	23,130	18,014
Interest expense	(276,374)	(298,309)
Foreign exchange gain, net	28,531	7,640
Net gain on sales of other investments	373,499	-
Realized and unrealized gain (loss) on other investments, net	-	(2,641,963)
Other —net	173,396	142,737
Other income (expenses) —net	552,966	(2,676,292)
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	4,328,573	2,460,009
INCOME TAX EXPENSE	1,613,955	960,680
EQUITY IN NET INCOME (LOSS) OF EQUITY METHOD INVESTEES	101,169	(68,838)
NET INCOME	2,815,787	1,430,491
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(127,891)	(131,258)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	2,687,896	1,299,233

	Nine Months Ended	Nine Months Ended
	December 31, 2017	December 31, 2018
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	45,062,874	45,070,463
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	45,211,765	45,245,500
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	90,125,748	90,140,926
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	90,423,530	90,491,000
BASIC NET INCOME PER SHARE (JPY)	59.65	28.83
DILUTED NET INCOME PER SHARE (JPY)	59.45	28.72
BASIC NET INCOME PER ADS EQUIVALENT (JPY)	29.82	14.41
DILUTED NET INCOME PER ADS EQUIVALENT (JPY)	29.73	14.36

Quarterly Consolidated Statements of Comprehensive Income (Unaudited)
	Nine Months Ended	Nine Months Ended
	December 31, 2017	December 31, 2018
	Thousands of JPY	Thousands of JPY
NET INCOME	2,815,787	1,430,491
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Foreign currency translation adjustments	(13,401)	(30,941)
Unrealized holding gain (loss) on securities	2,132,187	(4,432)
Defined benefit pension plans	2,497	(1,266)
TOTAL COMPREHENSIVE INCOME	4,937,070	1,393,852
LESS: COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(127,891)	(131,258)
COMPREHENSIVE INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	4,809,179	1,262,594

Internet Initiative Japan Inc.
Consolidated Statements of Cash Flows (Unaudited)
(For the nine months ended December 31, 2017 and December 31, 2018)

	Nine Months Ended	Nine Months Ended
	December 31, 2017	December 31, 2018
	Thousands of JPY	Thousands of JPY
OPERATING ACTIVITIES:
Net income	2,815,787	1,430,491
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,155,860	10,287,915
Provision for retirement and pension costs, less payments	196,199	182,943
Provision for allowance for doubtful accounts	67,931	51,436
Loss (gain) on sales of property and equipment	(13,636)	3,566
Loss on disposal of property and equipment	62,391	121,789
Net gain on sales of other investments	(373,499)	-
Realized and unrealized loss (gain) on other investments, net	-	2,641,963
Foreign exchange loss (gain), net	(11,011)	4,119
Equity in net loss (gain) of equity method investees, less dividends received	(49,978)	136,580
Deferred income tax benefit	(23,009)	(1,138,549)
Other	(45,309)	36,659
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	(589,876)	1,144,684
Decrease in net investment in sales-type lease — noncurrent	371,448	218,924
Increase in inventories	(1,528,797)	(3,034,342)
Increase in prepaid expenses	(1,355,406)	(2,211,128)
Increase in other current and noncurrent assets	(1,992,382)	(238,238)
Increase in accounts payable	898,983	5,886,087
Decrease in income taxes payable	(535,204)	(1,332,562)
Increase (decrease) in accrued expenses	241,367	(92,861)
Increase in deferred income—current	419,937	1,832,553
Increase in deferred income—noncurrent	236,485	819,143
Increase in other current and noncurrent liabilities	347,722	362,987
Net cash provided by operating activities	8,296,003	17,114,159
INVESTING ACTIVITIES:
Purchase of property and equipment	(11,785,162)	(8,355,021)
Proceeds from sales of property and equipment	2,756,719	2,588,390
Purchase of other investments	(131,118)	(25,374)
Investment in equity method investees	(174,808)	-
Proceeds from sales of available-for-sale securities	460,017	-
Proceeds from sales of other investments	156,266	513,998
Payments of guarantee deposits	(298,145)	(11,786)
Refund of guarantee deposits	20,833	46,552
Payments for refundable insurance policies	(42,272)	(42,270)
Proceeds from sale of stock of a subsidiary, net of cash divested	726,081	-
Proceeds from subsidies	48,976	-
Other	(9,710)	(9,698)
Net cash used in investing activities	(8,272,323)	(5,295,209)

	Nine Months Ended	Nine Months Ended
	December 31, 2017	December 31, 2018
	Thousands of JPY	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from short-term borrowings with initial maturities over three months and long-term borrowings	9,550,000	50,000
Net increase in short-term borrowings with initial maturities less than three months	-	2,000,000
Repayments of short-term borrowings with initial maturities over three months	(2,550,000)	(50,000)
Principal payments under capital leases	(4,229,975)	(4,794,808)
Proceeds from long-term accounts payable	-	256,608
Payments of long-term accounts payable	(406,251)	(570,650)
Dividends paid	(1,216,666)	(1,216,801)
Other	(97,660)	(48,560)
Net cash provided by (used in) financing activities	1,049,448	(4,374,211)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	12,429	30,625

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,085,557	7,475,364
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	21,958,591	21,402,892
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	23,044,148	28,878,256

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	270,664	294,130
Income taxes paid	1,914,600	3,374,863

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	5,625,021	6,118,518
Facilities purchase liabilities	1,973,532	405,934
Asset retirement obligation	49,609	24,385

Going Concern Assumption (Unaudited)
Nothing to be reported.

Material Changes In Shareholders' Equity (Unaudited)
Nothing to be reported.

Segment Information (Unaudited)

Business Segments:
Revenues:
	Nine Months Ended	Nine Months Ended
	December 31, 2017	December 31, 2018
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	124,834,793	136,566,129
Customers	124,576,017	136,289,859
Intersegment	258,776	276,270
ATM operation business	3,035,957	3,091,828
Customers	3,035,957	3,091,828
Intersegment	-	-
Elimination	(258,776)	(276,270)
Consolidated total	127,611,974	139,381,687
Segment profit or loss:
	Nine Months Ended	Nine Months Ended
	December 31, 2017	December 31, 2018
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	2,781,424	4,083,842
ATM operation business	1,123,290	1,209,530
Elimination	(129,107)	(157,071)
Consolidated operating income	3,775,607	5,136,301

Geographic information is not presented due to immateriality of revenue attributable to international operations.

Subsequent Events (Unaudited)
Nothing to be reported.

Third Quarter FY2018 Consolidated Financial Results (3 months)
The following tables are highlight data of 3rd Quarter FY2018 (3 months) consolidated financial results (unaudited, for the three months ended December 31, 2018).

Operating Results Summary
	3Q17	3Q18	YoY Change
	JPY millions	JPY millions	%
Total Revenues:	44,624	48,419	8.5
Network Services	27,714	29,926	8.0
Systems Integration (SI)	15,302	16,130	5.4
Equipment Sales	616	1,342	118.0
ATM Operation Business	992	1,021	2.9
Cost of Revenues:	37,894	40,494	6.9
Network Services	23,073	25,253	9.4
Systems Integration (SI)	13,677	13,540	(1.0)
Equipment Sales	548	1,129	106.0
ATM Operation Business	596	572	(4.2)
SG&A Expenses and R&D	5,270	5,701	8.2
Operating Income	1,460	2,224	52.3
Income before Income Tax Expense	1,860	(857)	-
Net Income attributable to IIJ	1,200	(683)	-

Network Service Revenue Breakdown
	3Q17	3Q18	YoY Change
	JPY millions	JPY millions	%
Internet Connectivity Service (Enterprise)	7,152	8,462	18.3
IP Service*1	2,557	2,689	5.2
IIJ Mobile Service	3,787	4,967	31.2
IIJ Mobile MVNO Platform Service	2,822	3,724	32.0
Others*2	808	806	(0.2)
Internet Connectivity Service (Consumer)	6,356	6,319	(0.6)
IIJ	5,936	6,319	6.5
IIJmio Mobile Service	5,255	5,646	7.4
hi-ho	420	-	-
WAN Services	7,593	7,769	2.3
Outsourcing Services	6,613	7,376	11.5
Network Services Revenues	27,714	29,926	8.0
*1 IP service revenues include revenues from the data center connectivity service.
*2 From 1Q18, “IIJ FiberAccess/F and IIJ DSL/F” which was formerly classified under “Internet connectivity services (enterprise)” is now added to “Others.”

Reconciliation of Non-GAAP Financial Measures (3rd Quarter FY2018 (3 months))
The following table summarizes the reconciliation of adjusted EBITDA to net income in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	3Q17	3Q18
	JPY millions	JPY millions
Adjusted EBITDA	4,594	5,761
Depreciation and Amortization	(3,134)	(3,537)
Operating Income	1,460	2,224
Other Income (Expense)	400	(3,081)
Income Tax Expense (Benefit)	645	(265)
Equity in Net Income (loss) of Equity Method Investees	24	(46)
Net income (loss)	1,239	(638)
Less: Net income attributable to noncontrolling interests	(39)	(45)
Net Income (loss) attributable to IIJ	1,200	(683)

The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment in our consolidated statements of cash flows that are prepared and presented in accordance with U.S. GAAP.

CAPEX

	3Q17	3Q18
	JPY millions	JPY millions
CAPEX, including capital leases	6,410	4,120
Acquisition of Assets by Entering into Capital Leases	1,218	2,284
Purchase of Property and Equipment	5,192	1,836

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income and Quarterly Consolidated Statements of Comprehensive Income (Unaudited)
(Three Months ended December 31, 2017 and December 31, 2018)

	Three Months Ended	Three Months Ended
	December 31, 2017	December 31, 2018
	Thousands of JPY	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (enterprise)	7,152,000	8,462,360
Internet connectivity services (consumer)	6,355,678	6,319,099
WAN services	7,592,525	7,768,278
Outsourcing services	6,613,953	7,376,149
Total	27,714,156	29,925,886
Systems integration:
Systems construction	5,722,530	5,526,221
Systems operation and maintenance	9,579,514	10,604,334
Total	15,302,044	16,130,555
Equipment sales	615,444	1,341,778
ATM operation business	992,045	1,020,538
Total revenues	44,623,689	48,418,757
COST AND EXPENSES:
Cost of network services	23,072,762	25,253,015
Cost of systems integration	13,676,673	13,540,008
Cost of equipment sales	548,271	1,129,334
Cost of ATM operation business	596,164	571,369
Total costs	37,893,870	40,493,726
Sales and marketing	3,223,719	3,318,189
General and administrative	1,938,024	2,251,924
Research and development	107,998	130,753
Total costs and expenses	43,163,611	46,194,592
OPERATING INCOME	1,460,078	2,224,165
OTHER INCOME (EXPENSE):
Dividend income	33,721	20,493
Interest income	7,354	5,391
Interest expense	(92,009)	(101,387)
Foreign exchange gain (loss), net	9,823	(19,548)
Net gain on sales of other investments	373,499	-
Realized and unrealized gain on other investments, net	-	(3,020,258)
Other—net	67,308	33,794
Other income —net	399,696	(3,081,515)
INCOME (LOSS) FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	1,859,774	(857,350)
INCOME TAX EXPENSE (BENEFIT)	644,428	(265,089)
EQUITY IN NET INCOME (LOSS) OF EQUITY METHOD INVESTEES	23,830	(45,604)
NET INCOME (LOSS)	1,239,176	(637,865)
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(39,249)	(45,301)
NET INCOME (LOSS) ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	1,199,927	(683,166)

	Three Months Ended	Three Months Ended
	December 31, 2017	December 31, 2018
NET INCOME (LOSS) PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	45,062,891	45,070,489
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	45,220,584	-
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	90,125,782	90,140,978
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	90,441,168	-
BASIC NET INCOME (LOSS) PER SHARE (JPY)	26.63	(15.16)
DILUTED NET INCOME PER SHARE (JPY)	26.53	-
BASIC NET INCOME (LOSS) PER ADS EQUIVALENT (JPY)	13.31	(7.58)
DILUTED NET INCOME PER ADS EQUIVALENT (JPY)	13.27	-

Quarterly Consolidated Statements of Comprehensive Income (Unaudited)
	Three Months Ended	Three Months Ended
	December 31, 2017	December 31, 2018
	Thousands of JPY	Thousands of JPY
NET INCOME (LOSS)	1,239,176	(637,865)
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Foreign currency translation adjustments	41,807	48,545
Unrealized holding gain (loss) on securities	955,606	1,335
Defined benefit pension plans	809	(421)
TOTAL COMPREHENSIVE INCOME (LOSS)	2,237,398	(588,406)
LESS: COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(39,249)	(45,301)
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	2,198,149	(633,707)

Internet Initiative Japan Inc.
Consolidated Statements of Cash Flows (Unaudited)
(Three Months ended December 31, 2017 and December 31, 2018)

	Three Months Ended	Three Months Ended
	December 31, 2017	December 31, 2018
	Thousands of JPY	Thousands of JPY
OPERATING ACTIVITIES:
Net income (loss)	1,239,176	(637,865)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,133,980	3,537,031
Provision for retirement and pension costs, less payments	69,420	3,291
Provision for allowance for doubtful accounts	22,695	18,577
Loss (gain) on sales of property and equipment	868	(86)
Loss on disposal of property and equipment	25,237	95,151
Net gain on sales of other investments	(373,499)	-
Realized and unrealized loss on other investments, net	-	3,020,258
Foreign exchange loss (gain), net	(2,553)	44,284
Equity in net loss (income) of equity method investees, less dividends received	(23,830)	45,604
Deferred income tax expense (benefit)	112,939	(1,008,182)
Other	(37,280)	5,631
Changes in operating assets and liabilities net of effects from divestitures of a company :
Increase in accounts receivable	(1,690,935)	(874,996)
Increase in net investment in sales-type lease — noncurrent	(17,142)	(57,170)
Increase in inventories	(165,796)	(1,183,327)
Increase in prepaid expenses	(208,278)	(134,105)
Increase in other current and noncurrent assets	(927,696)	(666,280)
Increase in accounts payable	686,591	2,164,285
Decrease in income taxes payable	(473,059)	(695,085)
Increase (decrease) in accrued expenses	16,453	(160,289)
Increase (decrease) in deferred income—current	(5,671)	91,918
Increase in deferred income—noncurrent	447,996	189,725
Increase in other current and noncurrent liabilities	364,106	460,700
Net cash provided by operating activities	2,193,722	4,259,070
INVESTING ACTIVITIES:
Purchase of property and equipment	(5,361,874)	(3,909,085)
Proceeds from sales of property and equipment	372,958	820,900
Purchase of other investments	(73,629)	(25,374)
Proceeds from sales of available-for-sale securities	460,017	-
Proceeds from sales of other investments	122,810	155,747
Payments of guarantee deposits	(4,112)	(3,617)
Refund of guarantee deposits	5,557	3,892
Payments for refundable insurance policies	(14,091)	(14,089)
Proceeds from sale of stock of a subsidiary, net of cash divested	726,081	-
Other	(6,710)	-
Net cash used in investing activities	(3,772,993)	(2,971,626)
	Three Months Ended	Three Months Ended
	December 31, 2017	December 31, 2018
	Thousands of JPY	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from short-term borrowings with initial maturities over three months and long-term borrowings	7,050,000	50,000
Net increase in short-term borrowings with initial maturities less than three months	2,500,000	2,000,000
Repayments of short-term borrowings with initial maturities over three months	(2,550,000)	(50,000)
Principal payments under capital leases	(1,465,754)	(1,649,605)
Payments of long-term accounts payable	(202,979)	(203,540)
Dividends paid	(608,349)	(608,452)
Other	-	(4)
Net cash provided by (used in) financing activities	4,722,918	(461,601)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	29,470	1,421

NET INCREASE IN CASH AND CASH EQUIVALENTS	3,173,117	827,264
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	19,871,031	28,050,992
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	23,044,148	28,878,256

Note: The following information is provided to disclose Internet Initiative Japan Inc. ("IIJ") financial results (unaudited) for the nine months ended December 31, 2018 (“1Q-3Q18”) in the form defined by the Tokyo Stock Exchange.

Consolidated Financial Results for the Nine Months ended December 31, 2018
[Under accounting principles generally accepted in the United States ("U.S. GAAP")]

February 7, 2019

Company name: Internet Initiative Japan Inc.
Exchange listed: Tokyo Stock Exchange First Section
Stock code number: 3774
URL: https://www.iij.ad.jp/
Representative: Eijiro Katsu, President and Representative Director
Contact: Akihisa Watai, Managing Director and CFO
TEL: (03) 5205-6500
Scheduled date for filing of quarterly report (Shihanki-houkokusho) to Japan’s regulatory organization: February 14, 2019
Scheduled date for dividend payment: -
Supplemental material on annual results: Yes
Presentation on quarterly report: Yes (for institutional investors and analysts)

(Amounts of less than JPY one million are rounded)

1. Consolidated Financial Results for the Nine Months Ended December 31, 2018 (April 1, 2018 to December 31, 2018)

(1) Consolidated Results of Operations							(% shown is YoY change)
	Total revenues		Operating income		Income before income tax expense*3		Net income attributable to IIJ*3
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%
Nine months ended December 31, 2018	139,382	9.2	5,136	36.0	2,460	(43.2)	1,299	(51.7)
Nine months ended December 31, 2017	127,612	12.3	3,776	19.7	4,329	26.1	2,688	40.7

(Note1)	Total comprehensive income attributable to IIJ
For the nine months ended December 31, 2018: JPY1,263 million (down 73.7% YoY)
For the nine months ended December 31, 2017: JPY4,809 million (up 101.5% YoY)
(Note2)	Income before income tax expense represents income from operations before income tax expense and equity in net income in equity method investees, respectively, in IIJ's consolidated financial statements.
(Note3)	Following the revision of U.S. GAAP, from 1Q18, accounting policies related to gains/losses on equity securities and funds were changed. When excludes gains/losses on equity securities and funds to which accounting policies were changed, our 1Q-3Q18 income before income tax expense was JPY5,102 million (up 35.7%) and net income attributable to IIJ was JPY3,109 million (up 35.2%).

	Basic net income attributable to IIJ per share*	Diluted net income attributable to IIJ per share*
	JPY	JPY
Nine months ended December 31, 2018	28.83	28.72
Nine months ended December 31, 2017	59.65	59.45

(Note)	Following the revision of U.S. GAAP, from 1Q18, accounting policies related to gains/losses on equity securities and funds were changed. When excludes gains/losses on equity securities and funds to which accounting policies were changed, our 1Q-3Q18 basic net income attributable to IIJ per share was JPY68.98 and diluted net income attributable to IIJ per share was JPY68.71.

(2) Consolidated Financial Position
	Total assets	Total equity	Total IIJ shareholders' equity	Total IIJ shareholders' equity to total assets
	JPY millions	JPY millions	JPY millions	%
As of December 31, 2018	163,621	75,201	74,400	45.5
As of March 31, 2018	153,449	73,989	73,270	47.7

2. Dividends
	Dividend per Shares
	1Q-end	2Q-end	3Q-end	Year-end	Total
	JPY	JPY	JPY	JPY	JPY
Fiscal Year Ended March 31, 2018	-	13.50	-	13.50	27.00
Fiscal Year Ending March 31, 2019	-	13.50	-
Fiscal Year Ending March 31, 2019 (forecast)				13.50	27.00

(Note) Change from the latest released dividend forecasts: No

3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2019 (April 1, 2018 through March 31, 2019)			(% shown is YoY change)
	Total Revenues		Operating Income
	JPY millions	%	JPY millions	%
Fiscal Year Ending March 31, 2019	190,000	7.9	7,000	3.5

(Note1)	Changes from the latest forecasts released: No
(Note2)	For details, please refer to “FY2018 Financial Targets” written on page 9 of this earnings release.

*Notes
(1)	Changes in significant subsidiaries for the nine months ended December 31, 2018
(Changes in significant subsidiaries for the nine months ended December 31, 2018 which resulted in changes in scope of consolidation): None
(2)	Application of simplified or exceptional accounting for quarterly consolidated financial statements: None
(3)	Changes in significant accounting and reporting policies for the consolidated financial statements
1) Changes due to the revision of accounting standards: Yes
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606).” IIJ adopted this ASU in the first quarter beginning April 1, 2018, using the “modified retrospective method” and recognized in beginning retained earnings an adjustment for the cumulative effect of the change. The adoption of this ASU resulted in the increase in beginning retained earnings of JPY381,678 thousand. The adoption of this ASU did not have a material impact on IIJ’s consolidated financial position or consolidated results of operations.
In January 2016, the FASB issued ASU 2016-01, "Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities," which amends the guidance in U.S. GAAP on the classification and measurement of financial instruments. Changes to the guidance primarily affected the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. This ASU requires equity investments (except those that are in consolidated subsidiaries or in equity method investees) to be measured principally at fair value and with changes in fair value recognized in net income. IIJ adopted this ASU in the first quarter beginning April 1, 2018 and recognized in beginning retained earnings an adjustment for the cumulative effect of the change. The adoption of this ASU resulted in the increase in beginning retained earnings of JPY5,739,166 thousand, net of tax amount of unrealized gains on holding investments.
2) Others: No
(4)	Number of shares outstanding (shares of common stock)
1) The number of shares outstanding (inclusive of treasury stock):
	As of December 31, 2018:	46,721,400 shares
	As of March 31, 2018:	46,713,800 shares
2) The number of treasury stock:
	As of December 31, 2018:	1,650,911 shares
	As of March 31, 2018:	1,650,909 shares
3) The weighted average number of shares outstanding:
	For the Nine months ended December 31, 2018:	45,070,463 shares
	For the Nine months ended December 31, 2017:	45,062,874 shares